Exhibit 99.1
News Release
TSX, NYSE-AMEX Symbol: NG

NovaGold Receives Positive Recommendation on NovaCopper Spin-out from ISS and Glass Lewis Proxy Advisory Services

March 22, 2012 - Vancouver, British Columbia - NovaGold Resources Inc. (TSX, NYSE-AMEX: NG) (“NovaGold” or “the Company”) is pleased to announce that ISS Proxy Advisory Services, Canada (“ISS”) and Glass Lewis & Co. (“Glass Lewis”) have recommended that their clients vote in favor of the proposed NovaCopper Inc. (“NovaCopper”) spin-off at the Special General Meeting being held on March 28, 2012.

ISS and Glass Lewis are leading advisory firms for independent international corporate governance analysis and proxy voting. Their recommendations assist shareholders in making decisions regarding proxy voting decisions.

NovaGold requests that all shareholders read the proxy circular and vote before the deadline of 2.00 p.m. (Vancouver time) on March 26, 2012. Shareholders may vote by mail, online or by phone, as per the instructions enclosed with the proxy circular. Shareholders who need assistance in voting or wish to change their vote should contact Laurel Hill Advisory Group, the Company’s information agent by telephone 1-877-452-7184 (toll-free) or 1-416-304-0211 (collect) or by email at assistance@laurelhillag.com.

Shareholders are invited to attend the NovaCopper Spinout Special General Meeting on March 28, 2012 at 2.00 p.m. (Vancouver time). The meeting will take place in the Oceanview Room at the Pan Pacific Hotel (999 Canada Place, Vancouver, British Columbia).

About NovaGold

NovaGold is a precious metals company engaged in the exploration and development of mineral properties primarily in Alaska, U.S.A. and British Columbia, Canada. The Company is focused on advancing its 50%-owned flagship property, Donlin Gold, one of the world’s largest known undeveloped gold deposits, which offers superior leverage to gold. NovaGold is also committed to maximizing value of its non-core assets with the spin-out of the Ambler copper-zinc-gold-silver deposit in northern Alaska into NovaCopper and the sale of the Galore Creek copper-gold-silver project. NovaGold has a strong track record of forging collaborative partnerships, both with local communities and with major mining companies.

NovaGold Contact

Mélanie Hennessey
Vice President, Corporate Communications

Ariadna D. Peretz
Analyst, Investor Relations

604-669-6227 or 1-866-669-6227